Mail Stop 3561

July 16, 2009

Mark D. Klein, Chief Executive Officer
Alternative Asset Management Acquisition Corp.
590 Madison Avenue, 35th Floor
New York, New York 10022

> **Re:** **Alternative Asset Management Acquisition Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 10, 2009**
> **File No. 001-33629**
>
> **Great American Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 10, 2009**
> **File No. 333-159644**

Dear Mr. Klein:

We have reviewed your letter dated July 9, 2009 in response to our July 1, 2009 comment letter, your revised preliminary proxy statement on Schedule 14A, and amendment number two to your registration statement on Form S-4, and we have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note your responses to comments one and two of our letter dated July 1, 2009 stating that the Warrant Redemption will be effected, that it is a non-waivable condition to the consummation of the Acquisition, that Great American Group, Inc. intends to initiate an exchange offer regarding its outstanding warrants following the Acquisition, and that Great American Group, Inc. intends to file a registration statement relating to the shares of common stock underlying the warrants that will be issued pursuant to the exchange offer. Also, we note your revised disclosure. In each instance throughout your document where you discuss

the Warrant Redemption, please clarify the warrantholders' available options following every scenario you discuss. In this regard, although not an exhaustive list, please revise your filing to address the following:

- Disclose, if accurate, that concurrently with the Acquisition, all AAMAC warrants will be exchanged for Great American Group, Inc. warrants. Currently, your disclosure on page 12 suggests that AAMAC warrantholders will only receive the right to receive Great American Group, Inc. warrants.

- Clarify the terms of the Great American Group, Inc. warrants that the warrantholders will receive upon consummation of the Acquisition making sure to address whether the warrants are exercisable under <u>any</u> scenario. If not, please disclose.

- Clarify, if accurate, that in the event the exchange offer is consummated within 90 days of the Acquisition, such that there is an effective registration statement on file with us for the warrants and the underlying shares of those warrants, the warrantholders will have the option up to 90 days after the Acquisition to either have their existing warrants redeemed at $0.50 per warrant or exchange their warrants on a one for one basis for warrants exchangeable into the common stock of Great American Group, Inc.

- Discuss the warrantholders' options in the event that Great American Group, Inc. does not commence an exchange offer within 90 days of the consummation of the Acquisition, such that an effective registration statement for the warrants and the underlying shares of those warrants is not on file with us. It is our understanding that in this scenario, within 90 days of the Acquisition all outstanding warrants would be redeemed at $0.50 per warrant. If not accurate, please revise or advise.

- Discuss the potential dilutive effects on the common shares of Great American Group, Inc. in the event that the exchange offer is consummated and all of warrantholders elect to exchange their warrants for common shares of Great American Group, Inc. In this regard, we understand your disclosure to state that the Great American Group, Inc. warrants will be exercisable at a price that exceeds the greater of $7.50 or the trading price of Great American Group, Inc.'s common stock on the date that the exchange offer commences. Assume, for purposes of this disclosure, that the stock price is such that the warrants are exercisable.

Risk Factors, page 49

2. Please revise the first full risk factor on page 58 titled, "AAMAC plans to redeem all of its warrants prior to their exercisability, which may limit the value of the warrants," to reflect

the material risks of the redemption, exchange offer, and all other aspects of your
contemplated transaction to you, your warrantholders, and your shareholders, as applicable.

Background of the Acquisition, page 89

3. We note your response to comment five of our letter dated July 1, 2009. In your response
letter to us, please confirm for us that you have disclosed all the material circumstances
surrounding the Termination Agreement with Halycon Asset Management, LLC and that
further discussion of the circumstances regarding the termination of the Halycon agreement
and related facts is not material.

4. We note your response to comment six of our letter dated July 1, 2009 and reissue our
comment in part. Please discuss the reasons that you increased the fees payable by Great
American Group, LLC to B. Riley & Co. by an amount equal to the finder's fee previously
payable to John Ahn under his Finder's Agreement. We understand your reasons for
terminating the Finder's Agreement, but it is unclear why Great American Group, LLC
elected to compensate Mr. Ahn for services it did not receive.

AAMAC's Board of Directors' Reasons for the Approval of the Acquisition, page 93

5. Please revise your discussion on pages 93 and 94, and throughout your filing including your
risk factors, as appropriate, to address the consideration your board gave in deciding to not
obtain an updated fairness opinion in connection with the change in terms of the Acquisition.

Opinion of Financo, Inc., Financial Advisor to AAMAC, page 95

6. We note that you have amended your filing to state that Financo's fairness opinion only
applies to the Original Purchase Agreement. Please further revise your disclosure to clearly
and prominently state that Financo has not updated its fairness opinion to reflect the current
terms of the Acquisition.

Unaudited Pro Forma Condensed Combined Financial Data, page 127

7. We note your response to comment 11 of our letter dated July 1, 2009. You have indicated
in your response that upon closing of the Acquisition, holders of AAMAC common stock are
estimated to have voting interest of 83.23% assuming minimum conversion and a voting
interest of 77.86% assuming maximum conversion. On page 125 and elsewhere in your
document, you disclose ownership percentages of 82.07% assuming minimum conversion
and 76.76% assuming maximum conversion. To facilitate a reader's understanding of the
transaction and related accounting treatment, please provide a tabular share and ownership
presentation to disclose the voting interests you estimate upon closing of the transaction.

8. We note your responses to comments 10 through 13 of our letter dated July 1, 2009. You
have included two pro forma presentations which appear to be based on the same results and

relative voting interests occurring from the transaction reflecting two different accounting treatments. It is not clear why you have included an alternative presentation reflecting a reverse merger recapitalization of Great American. You stated in your response you have concluded the transaction should be accounted for as an acquisition of Great American in accordance with SFAS 141R using the purchase method of accounting based on the range of expected voting interests of 77.86% to 83.23%. Please revise to delete the alternative presentation reflecting a reverse merger recapitalization or revise to disclose what different results may reasonably likely occur from the transaction that would cause the transaction to be accounted for as a reverse merger. If the primary difference is the actual relative voting interest that could result from the transaction, you should disclose the different range of expected voting interests and a description of the assumptions whereby AAMAC's relative voting interest would be less than that depicted under your pro forma presentation assuming the acquisition of Great American pursuant to SFAS 141R. We may have further comment.

Great American Group , LLC and Subsidiaries, page F-32

(9) Revolving Credit Facilities, page F-52

9. In the last two sentences on page F-53, you disclose you had received waivers from your lenders to June 30, 2009. Please update and expand your disclosure to indicate the nature of any existing violations. Refer to Rule 4-08(c) of Regulation S-X.

Amendment No. 2 to Registration Statement on Form S-4

10. Please address the above comments regarding Alternative Asset Management Acquisition Corp.'s revised preliminary proxy statement on Schedule 14A to the extent they are applicable to your amended registration statement on Form S-4.

*　　*　　*

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272, or in his absence, Donna DiSilvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, John Fieldsend, Attorney-Advisor, at (202) 551-3343 or me at with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Douglas S. Ellenoff, Esq.
        Ellenoff Grossman & Schole LLP

        Robert R. Carlson, Esq.
        Paul, Hastings, Janofsky & Walker LLP

        David Miller, Esq.
        Graubard Miller

        Via Facsimile